May 6, 2019

Frank D. Bracken, III
Chief Executive Officer and Director
Lonestar Resources US Inc.
111 Boland Street, Suite 301
Fort Worth, TX 76107

       Re: Lonestar Resources US Inc.
           Registration Statement on Form S-4
           Filed April 26, 2019
           File No. 333-231072

Dear Mr. Bracken:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources